Exhibit 99.1

AGNICO EAGLE ANNOUNCES ELECTION OF DIRECTORS

Toronto (May 2, 2014) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle”) today announced that the thirteen nominees listed in the management information circular, dated March 11, 2014, were elected as directors of Agnico Eagle.

Detailed results of the vote, held earlier today at the Annual and Special Meeting of Shareholders in Toronto, Ontario, are set out below:

Nominee	Votes For	Votes Withheld	Total Votes Cast	Percentage of Votes For	Percentage of Votes Withheld
Dr. Leanne M. Baker	110,398,490	289,302	110,687,792	99.74%	0.26%
Sean Boyd	110,299,437	388,355	110,687,792	99.65%	0.35%
Martine A. Celej	109,914,141	773,651	110,687,792	99.30%	0.70%
Clifford J. Davis	110,289,342	398,450	110,687,792	99.64%	0.36%
Robert J. Gemmell	92,962,726	17,725,066	110,687,792	83.99%	16.01%
Bernard Kraft	109,809,850	877,942	110,687,792	99.21%	0.79%
Mel Leiderman	110,366,181	321,611	110,687,792	99.71%	0.29%
Deborah McCombe	110,305,328	382,464	110,687,792	99.65%	0.35%
James D. Nasso	108,696,647	1,991,145	110,687,792	98.20%	1.80%
Dr. Sean Riley	110,355,918	331,874	110,687,792	99.70%	0.30%
J. Merfyn Roberts	109,867,737	820,055	110,687,792	99.26%	0.74%
Howard R. Stockford	109,941,530	746,262	110,687,792	99.33%	0.67%
Pertti Voutilainen	110,391,061	296,731	110,687,792	99.73%	0.27%

Biographical information on all directors is available at www.agnicoeagle.com.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. Its seven mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

For further information:	Investor Relations
(416) 947-1212